SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)

                           IBIS TECHNOLOGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK $.008 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   450909 10 6
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 17, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                     -------------------------------
CUSIP No. 450909 10 6                13D           Page 2 of 15 Pages
----------------------------                     -------------------------------


================================================================================
    1              NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                          Wheatley Partners, L.P.
--------------------------------------------------------------------------------
    2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
    3              SEC USE ONLY

--------------------------------------------------------------------------------
    4              SOURCE OF FUNDS*
                            WC, OO
--------------------------------------------------------------------------------
    5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
    6              CITIZENSHIP OR PLACE OR ORGANIZATION

                            Delaware
--------------------------------------------------------------------------------
NUMBER OF                  7          SOLE VOTING POWER
  SHARES
BENEFICIALLY                                191,315 shares
 OWNED BY
   EACH
REPORTING
ERSON WITH
                 ---------------------------------------------------------------
                           8          SHARED VOTING POWER

                                            8,685(1) shares
                 ---------------------------------------------------------------
                           9          SOLE DISPOSITIVE POWER

                                            191,315 shares
                 ---------------------------------------------------------------
                          10          SHARED DISPOSITIVE POWER

                                            8,685(1) shares
--------------------------------------------------------------------------------
    11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            200,000(1) shares
--------------------------------------------------------------------------------
    12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
    13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               3.0%
--------------------------------------------------------------------------------
    14             TYPE OF REPORTING PERSON*

                            PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 8,685 shares of Common Stock held by Wheatley Foreign Partners, L.P. Wheatley Partners, L.P. disclaims beneficial ownership of these shares.

----------------------------                     -------------------------------
CUSIP No. 450909 10 6                13D           Page 3 of 15 Pages
----------------------------                     -------------------------------


================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Barry Rubenstein
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    00
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States
--------------------------------------------------------------------------------
 NUMBER OF            7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                           0 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                       200,000(1) shares
              ------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                       0 shares
              ------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                       200,000(1) shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                    200,000(1) shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        3.0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (i) 191,315 shares of Common Stock held by Wheatley Partners, L.P. and (ii) 8,685 shares of Common Stock held by Wheatley Foreign Partners, L.P. Mr. Rubenstein disclaims beneficial ownership of these shares except to the extent of his respective equity interest therein.

----------------------------                     -------------------------------
CUSIP No. 450909 10 6                13D           Page 4 of 15 Pages
----------------------------                     -------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        Irwin Lieber
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         UNITED STATES
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             0 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                        200,000(1) shares
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                        0 shares
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                        200,000(1) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         200,000(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             3.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (i) 191,315 shares of Common Stock held by Wheatley Partners, L.P. and (ii) 8,685 shares of Common Stock held by Wheatley Foreign Partners, L.P. Mr. Lieber disclaims beneficial ownership of these shares except to the extent of his respective equity interest therein.

----------------------------                     -------------------------------
CUSIP No. 450909 10 6                13D           Page 5 of 15 Pages
----------------------------                     -------------------------------


================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        Barry Fingerhut
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                         United States
--------------------------------------------------------------------------------
  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           0 shares
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                        200,000(1) shares
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                        0 shares
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                        200,000(1) shares
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         200,000(1) shares
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             3.0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (i) 191,315 shares of Common Stock held by Wheatley Partners, L.P. and (ii) 8,685 shares of Common Stock held by Wheatley Foreign Partners, L.P. Mr. Fingerhut disclaims beneficial ownership of these shares except to the extent of his respective equity interest therein.

----------------------------                     -------------------------------
CUSIP No. 450909 10 6                13D           Page 6 of 15 Pages
----------------------------                     -------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Wheatley Partners, LLC
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC, OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             0 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         200,000(1) shares
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         0 shares
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         200,000(1) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      200,000(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         3.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (i) 191,315 shares of Common Stock held by Wheatley Partners, L.P. and (ii) 8,685 shares of Common Stock held by Wheatley Foreign Partners, L.P. Wheatley Partners, LLC disclaims beneficial ownership of these shares except to the extent of its respective equity interest therein.

----------------------------                     -------------------------------
CUSIP No. 450909 10 6                13D           Page 7 of 15 Pages
----------------------------                     -------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        Seth Lieber
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         United States
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             0 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         200,000(1) shares
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         0 shares
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         200,000(1) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      200,000(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         3.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (i) 191,315 shares of Common Stock held by Wheatley Partners, L.P. and (ii) 8,685 shares of Common Stock held by Wheatley Foreign Partners, L.P. Mr. Lieber disclaims beneficial ownership of these shares except to the extent of his respective equity interest therein.

----------------------------                     -------------------------------
CUSIP No. 450909 10 6                13D           Page 8 of 15 Pages
----------------------------                     -------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Jonathan Lieber
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      United States
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             0 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         200,000(1) shares
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         0 shares
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         200,000(1) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       200,000(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       3.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (i) 191,315 shares of Common Stock held by Wheatley Partners, L.P. and (ii) 8,685 shares of Common Stock held by Wheatley Foreign Partners, L.P. Mr. Lieber disclaims beneficial ownership of these shares except to the extent of his respective equity interest therein.

----------------------------                     -------------------------------
CUSIP No. 450909 10 6                13D           Page 9 of 15 Pages
----------------------------                     -------------------------------


================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Matthew A. Smith
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      United States
--------------------------------------------------------------------------------
  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                            0 shares
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         200,000(1) shares
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         0 shares
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         200,000(1) shares
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      200,000(1) shares
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      3.0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (i) 191,315 shares of Common Stock held by Wheatley Partners, L.P. and (ii) 8,685 shares of Common Stock held by Wheatley Foreign Partners, L.P. Mr. Smith disclaims beneficial ownership of these shares except to the extent of his respective equity interest therein.

----------------------------                     -------------------------------
CUSIP No. 450909 10 6                13D           Page 10 of 15 Pages
----------------------------                     -------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Wheatley Management Ltd.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC, OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      Cayman Islands, B.W.I.
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             0 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         8,685(1) shares
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         0 shares
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         8,685(1) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       8,685(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.1%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 8,685 shares of Common Stock held by Wheatley Foreign Partners, L.P. Wheatley Management, Ltd. disclaims beneficial ownership of these shares, except to the extent of its equity interest therein.

----------------------------                     -------------------------------
CUSIP No. 450909 10 6                13D           Page 11 of 15 Pages
----------------------------                     -------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Wheatley Foreign Partners, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC, OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             8,685 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         191,315(1) shares
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         8,685 shares
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         191,315(1) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                       200,000(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       3.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                       PN
================================================================================

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 191,315 shares of Common Stock held by Wheatley Partners, L.P. Wheatley Foreign Partners, L.P. disclaims beneficial ownership of these shares.

----------------------------                     -------------------------------
CUSIP No. 450909 10 6                13D           Page 12 of 15 Pages
----------------------------                     -------------------------------


                  The following constitutes Amendment No. 2 ("Amendment No. 2") to Schedule 13D filed by the undersigned. As a result of the filing of this Amendment No. 2, the Reporting Persons no longer beneficially own more than 5% of the outstanding shares of Common Stock of the Issuer. This Amendment No. 2 amends the Schedule 13D as specifically set forth.

                  Item 5. is hereby amended to read in its entirety as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The following table sets forth the aggregate number and percentage (based on 6,705,340 shares of Common Stock outstanding as of March 11, 1998 as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 1997) of Common Stock beneficially owned by each Reporting Person named in Item 2 of Schedule 13D.

                                                               Percentage of
                                      Shares of Common        Shares of Common
                                            Stock                  Stock
Name                                 Beneficially Owned      Beneficially Owned
----                                 ------------------      ------------------

Wheatley Partners, L.P.(1)                200,000                 3.0%

Barry Rubenstein(2)                       200,000                 3.0%

Irwin Lieber(2)                           200,000                 3.0%

Barry Fingerhut(2)                        200,000                 3.0%

Wheatley Partners, LLC(2)                 200,000                 3.0%

Seth Lieber(2)                            200,000                 3.0%

Jonathan Lieber(2)                        200,000                 3.0%

Matthew A. Smith(2)                       200,000                 3.0%

Wheatley Management Ltd.(2)                 8,685                 0.1%

Wheatley Foreign Partners, L.P.(3)        200,000                 3.0%


---------------------

(1) Includes 8,685 shares of Common Stock held by Wheatley Foreign. Wheatley disclaims beneficial ownership of these shares.

(2) The Reporting Person disclaims beneficial ownership of these shares except to the extent of his or its respective equity interest in Wheatley and/or Wheatley Foreign.

(3) Includes 191,315 shares of Common Stock held by Wheatley. Wheatley Foreign disclaims beneficial ownership of these shares.

                  (b) Wheatley has sole power to vote and dispose of 191,315 shares of Common Stock, representing approximately 2.9% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of 8,685 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

                  By virtue of being the general partner of Wheatley and a general partner of Wheatley Foreign, Wheatley LLC may be deemed to have shared power to vote and dispose of 200,000 shares of Common Stock, representing approximately 3.0% of the outstanding shares of Common Stock.

                  By virtue of each being a member and an officer of Wheatley LLC, each of Barry Rubenstein, Irwin Lieber, Barry Fingerhut, Seth Lieber, Jonathan Lieber and

----------------------------                     -------------------------------
CUSIP No. 450909 10 6                13D           Page 13 of 15 Pages
----------------------------                     -------------------------------

Matthew  A.  Smith may be deemed to have  shared  power to vote and  dispose  of
200,000  shares  of  Common  Stock,  representing   approximately  3.0%  of  the
outstanding shares of Common Stock.

                  Wheatley Foreign has sole power to vote and dispose of 8,685 shares of Common Stock representing less than 1% of the outstanding shares of Common Stock and may be deemed to have shared power to vote and dispose of 191,315 shares of Common Stock, representing approximately 2.9% of the outstanding shares of Common Stock.

                  By virtue of being a general partner of Wheatley Foreign, Wheatley Management may be deemed to have shared power to vote and dispose of 8,685 shares of Common Stock representing less than 1% of the outstanding shares of Common Stock.

                  (c) The following table sets forth a description of all transactions in shares of Common Stock of the Issuer by the Reporting Persons identified in Item 2 of this Schedule 13D effected in the last sixty days.

                                                   Number of      Per Share
     Reporting Person               Sale Date     Shares Sold     Sale Price
     ----------------               ---------     -----------     ----------

Wheatley                             4/17/98         27,651         11.1875
                                     4/17/98         31,061         11.125
                                     4/20/98          9,217         10.9375
                                     4/21/98         23,964         11.000
                                     4/22/98         27,651         10.75
                                     4/22/98          5,530         10.875
                                     4/23/98         29,033         11.00

Wheatley Foreign                     4/17/98          2,349         11.1875
                                     4/17/98          2,639         11.125
                                     4/20/98            783         10.9375
                                     4/21/98          2,036         11.00
                                     4/22/98          2,349         10.75
                                     4/22/98            470         10.875
                                     4/23/98          2,467         11.00

                  Wheatley and Wheatley Foreign sold the shares of Common Stock in open market transactions.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

                  (e) The Reporting Persons ceased to be holders of more than five percent of the outstanding shares of Common Stock on April 17, 1998.

----------------------------                     -------------------------------
CUSIP No. 450909 10 6                13D           Page 14 of 15 Pages
----------------------------                     -------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 1998                      WHEATLEY PARTNERS, L.P.
                                         By: Wheatley Partners, LLC,
                                             General Partner


                                         By:  /s/ Barry Rubenstein
                                              ---------------------------------
                                              Barry Rubenstein, Chief Executive
                                              Officer

                                         WHEATLEY PARTNERS, LLC


                                         By:  /s/ Barry Rubenstein
                                              ---------------------------------
                                              Barry Rubenstein, Chief Executive
                                              Officer


                                             /s/ Barry Rubenstein
                                         --------------------------------------
                                             Barry Rubenstein


                                             /s/ Irwin Lieber
                                         --------------------------------------
                                             Irwin Lieber


                                             /s/ Barry Fingerhut
                                         --------------------------------------
                                             Barry Fingerhut


                                             /s/ Seth Lieber
                                         --------------------------------------
                                             Seth Lieber


                                            /s/ Jonathan Lieber
                                         --------------------------------------
                                            Jonathan Lieber


                                            /s/ Matthew A. Smith
                                         --------------------------------------
                                            Matthew A. Smith

----------------------------                     -------------------------------
CUSIP No. 450909 10 6                13D           Page 15 of 15 Pages
----------------------------                     -------------------------------



                                         WHEATLEY MANAGEMENT LTD.


                                         By:  /s/ Irwin Lieber
                                              ---------------------------------
                                              Irwin Lieber, President


                                         WHEATLEY FOREIGN PARTNERS, L.P.
                                         By:  Wheatley Partners, LLC, General
                                              Partner

                                         By:   /s/ Barry Rubenstein
                                             ----------------------------------
                                               Barry Rubenstein, Chief Executive
                                               Officer